Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of WM Technology, Inc., of our report dated May 24, 2024, relating to the consolidated financial statements of WM Technology, Inc. (the “Company”) and the effectiveness of internal control over financial reporting of the Company, (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to a restatement of previously reported 2023 quarterly revenue and credit losses and an adverse opinion on the effectiveness of internal control over financial reporting due to material weaknesses), appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2023, filed with the Securities and Exchange Commission.